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                             May 5, 2022

       Roop Lakkaraju
       Chief Financial Officer
       BENCHMARK ELECTRONICS INC
       56 South Rockford Drive
       Tempe, Arizona 85281

                                                        Re: BENCHMARK
ELECTRONICS INC
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Response Dated
April 28, 2022
                                                            File No. 001-10560

       Dear Mr. Lakkaraju:

              We have reviewed your April 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 14, 2022 letter.



       Response letter dated April 28, 2022

       Consolidated Statements of Income, page 41

   1. We note from your response to comment 2 that your design and engineering services and technology solutions
revenues on a combined basis represented less than 10% of
                                                        consolidated revenues
for the financial statement periods presented. Since you have other service revenues, such
as precision technology services and supply chain, order fulfillment and aftermarket
services, please tell us if all service revenues on a combined basis represented more
than 10% of consolidated revenues for any period presented. If so, provide a breakout of
revenue and cost of revenue by products and services on the face of
 Roop Lakkaraju
BENCHMARK ELECTRONICS INC
May 5, 2022
Page 2
         the statements of income as required by Item 5-03(b)(1)-(2) of Regulation S-X. If certain revenue streams you describe as "services" should be viewed as a component of your product revenues, please advise.
Notes to the Financial Statements
Note 13. Segment and Geographical Information, page 61

2.       We note from your response to comment 3 that the    Corporate and
intersegment
         eliminations    line item in your segment disclosures includes
corporate expenses not
         allocated to your three reportable segments and the elimination of income from intersegment sales. Please tell us, and revise to disclose, the specific nature of each significant amount that is considered "corporate expenses not allocated to" your reportable segments.
        You may contact Claire Erlanger at (202) 551-3301 or Andrew Blume at
(202) 551-
3254 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRoop Lakkaraju                               Sincerely,
Comapany NameBENCHMARK ELECTRONICS INC
                                                               Division of
Corporation Finance
May 5, 2022 Page 2                                             Office of
Manufacturing
FirstName LastName